UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NOTICE CONCERNING LAUNCH OF “Xi” SERVICE BY NTT DOCOMO

On November 8, 2010, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan a notice of its subsidiary, NTT DOCOMO, INC., regarding the launch of “Xi”, Japan’s first wireless connectivity service based on the extra-high-speed technology, Long Term Evolution (LTE).

The information included in the press release contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager Finance and Accounting Department

Date: November 8, 2010

November 8, 2010

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and CEO

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and

Fukuoka and Sapporo Stock Exchanges)

Notice Concerning Launch of “Xi” Service by NTT DOCOMO

NTT DOCOMO, INC. (“NTT DOCOMO”), a subsidiary of Nippon Telegraph and Telephone Corporation (“NTT”), today announced the launch of “Xi”, Japan’s first wireless connectivity service based on the extra-high-speed technology, Long Term Evolution (LTE). For more details, please see the attached press release of NTT DOCOMO.

For further inquiries, please contact:

Mr. Kimura or Mr. Koizumi

Investor Relations Office

Finance and Accounting Department

Nippon Telegraph and Telephone Corporation

Phone: +81-3-5205-5581

Fax: +81-3-5205-5589

NTT DOCOMO, INC. Sanno Park Tower 2-11-1 Nagata-cho Chiyoda-ku, Tokyo 100-6150, Japan

For Immediate Release

DOCOMO to Launch “Xi,” Japan’s First LTE Service

TOKYO, JAPAN, November 8, 2010 — NTT DOCOMO, INC. announced today its launch of Xi™ (read “Crossy”), Japan’s first wireless connectivity service based on the extra-high-speed technology, Long Term Evolution (LTE), scheduled on December 24, 2010.

Xi will enable mobile data communication at a maximum downlink speed of 75 Mbps, or about ten times as fast as DOCOMO’s current FOMA™ 3G service. DOCOMO initially will sell Xi data terminals for connection to mobile computers, beginning with the USB-type L-02C.

Voice calls using Xi will become possible sometime within the fiscal year starting in April 2011, when DOCOMO will begin launching LTE-compatible mobile phones.

Xi service initially will be available in the Tokyo, Nagoya and Osaka areas, with other major cities and regions to be added thereafter.

At launch, two data-only billing plans will be offered: “Xi Data Plan Ninen” and “Xi Data Plan.” Xi Data Plan Ninen, which will require a two-year contract, is a highly affordable plan costing between 1,000 and 6,510 yen (including tax) for up to 5 gigabytes (GB) of data per month. Over 5 GB, 2,625 yen (including tax) will be charged for each 2 GB (details about both plans are attached).

As a special introductory offer, the maximum monthly charge for unlimited data using Xi Data Plan Ninen will be 4,935 yen (including tax) through April 2012.

Billing plans for Xi voice services will be announced later.

For further information, please contact:

Shoichiro Kaneko or Makiko Furuta

International PR

Public Relations Department

Tel: +81-3-5156-1366

Fax: +81-3-5501-3408

Website: www.nttdocomo.com

Inquiries may also be made through the following URL:

http://www.nttdocomo.com/contact

About NTT DOCOMO

NTT DOCOMO is the world’s leading mobile operator and provider of advanced mobile services. The company serves over 56 million customers in Japan, including 48 million using i-mode™, the world’s most popular mobile e-mail/Internet platform, and 54 million using FOMA™, the world’s original 3G mobile service based on W-CDMA. As a leader in the development of cutting-edge mobile technologies, DOCOMO is continually expanding the role of mobile phones as versatile and highly personalized “lifestyle tools” for everyday life, including with a wide range of innovative services for mobile payments, GPS, mobile TV, multimedia content and much more. NTT DOCOMO is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.

Xi, FOMA and i-mode are trademarks or registered trademarks of NTT DOCOMO, INC. in Japan and/or other countries.

FOMA and Xi services are only available in Japan.

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Attachment

Outline of Xi™ Service at Launch

1. Available service

Data communications*	Max. 37.5 Mbps downlink, 12.5 Mbps uplink (Some buildings: Max. 75 Mbps downlink, 37.5 Mbps uplink )

*	The speeds are theoretical maximum rates and do not indicate actual rates, which may vary depending on network conditions and communication environment.

2. Coverage Areas

Service launch	Areas
December 2010 -	Tokyo

Parts of Chiyoda-ku, Chuo-ku, Minato-ku,

Shinjuku-ku, Bunkyo-ku, Taito-ku, Sumida-ku,

Koto-ku, Shinagawa-ku, Meguro-ku, Ota-ku,

Setagaya-ku, Shibuya-ku, Nakano-ku, Suginami-ku,

Toshima-ku, Kita-ku, Arakawa-ku, Itabashi-ku,

Nerima-ku, Adachi-ku, Katsushika-ku and

Edogawa-ku

	Kanagawa Prefecture	Parts of Yokosuka
	Chiba Prefecture	Parts of Narita
	Aichi Prefecture	Parts of Nagoya and Tokoname
	Osaka Prefecture	Parts of Osaka, Toyonaka, Ikeda, Izumisano and Sennan

April 2011-	Prefectural capitals and similarly sized cities

April 2012 -	Other major cities nationwide

3. Charges and Fees

a)	Charges after introductory period

Data	Plans
	Xi Data Plan Ninen	Xi Data Plan

0 – 3,177 kilobytes (KB)	1,000 yen	2,470 yen

3,177 – 20,667 KB	Additional 0.315 yen per KB

20,667 KB – 5GB	6,510 yen	7,980 yen

Beyond 5GB	Additional 2,625 yen per 2 GB

b)	Charges in introductory period from Dec. 24, 2010 (planned) – Apr. 30, 2012

Data	Plans
	Xi Data Plan Ninen	Xi Data Plan

0 – 3,177 kilobytes (KB)	1,000 yen	2,470 yen

3,177 – 15,667 KB	Additional 0.315 yen per KB

15,667 KB – 5GB	4,935 yen	6,405 yen
Beyond 5GB

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c)	Application fees

Procedure	Fee
Sign-up (new customer)	3,150 yen

Switch (FOMA to Xi)	2,100 yen

4. Service Logo

Xi logo is a trademark or registered trademark of NTT DOCOMO, INC. in Japan and/or other countries.

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